INVEST IN **MYSONGBIRD**

The ultimate destination for streaming music concerts





mysongbird.com New Buffalo MI

Entertainment | Media | Social Impact | Music Community

LEAD INVESTOR

R Ick Larkin Retired Financial Executive

I think the next revolution in major concerts will be to livestream them online through your phone, tablet, computer or HD TV.

mySongbird is an exciting new business that will provide just such a platform and will have a massive collection of legacy and live streaming concerts.

I am investing in mySongbird because 1) I believe in its extraordinary potential as the new platform for streaming concerts, and 2) I believe in its founder, Mike Mountford, and the team he has assembled and the shared vision they have to bring this exciting new platform to life.

Invested $100,000 this round & $500,900 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Founder invested $1.1 MM nine years after successful exits in 2010.
2. "I believe mySongbird will have an incredible trajectory," Linda Johnson Pres. SD
3. The live-streaming market in 2019 was larger than the entire US recorded market in 2017: Forbes
4. The Global Music Market will hit 30B by 2030: Goldman Sachs
5. A realistic objective: capture 5% of the Global Music by 2025
6. Universal Music contracted with mySongbird to provide 500+ concerts
7. mySongbird introduced a new way to view concerts, interactively trademarked myWay™
8. Music Streaming is Hot! We want to be a Fan-Owned Force for Good. We need your help.

Our Team



Michael Mountford Founder/CEO

Mike Mountford is a proven executive and entrepreneur with nearly 40 years of experience operating, growing, and acquiring subscription-based television businesses in the United States.

> This is an idea whose time has come. People spend basically the same amount of money to watch live sports as they do going to concerts. They watch sports on TV but not concerts. Why not. Technology! Streaming gives music fans a great new opportunity to see concerts they never could with great audio-video and choice.



Stephen Prendergast Executive Vice President

Stephen is an entrepreneurial leader who brings expertise in not only music but also media, sports, and digital content. Stephen has worked with Live Nation/Ticketmaster, Ninja Metrics, officialCOMMUNITY, and BMG/Sony/Arista Records.



Meghan Thornton Vice President and General Manager

Meghan brings her prior experience on both the creative and technical sides of the entertainment industry to help give mySongbird its voice. A WGA Award-nominated writer, she finds peace in nature and wants to return the favour.



Thornton E Mountford Director of Operations



Thornton E Mountford Director of Operations

Thornton is an avid music fan who also happens to be very passionate about operations. As a proven manager and leader he has shown his strong belief in realizing the potential and the value of his team members. His favorite band of all time is Oasis.



Bob Angone Executive Creative Director

The creative brains of mySongbird, Bob is a lifelong gear junkie who loves music and exploring the great outdoors. Bob's musical tastes vary from classical to alternative/punk, and both he and his wife are avid fans of live music.



Omar Lopez Lead Design Artist & Producer

A musician himself, Omar is passionate about mySongbird's mission to help bands. He uses his creative talents to design and create artwork for the website and promotional materials.



Neil Sheehan Director of Business Development

Neil Sheehan has been working in the music industry since 2001 and brings his experiences in the industry and as the owner of a leading independent record label to mySongbird.

Pitch







mySongbird™
A FORCE FOR GOOD

THE MUSIC INDUSTRY IS EXPLODING
The global recorded music industry is expected to more than double by 2030, reaching
$45 billion
The global live music market will reach
$31 billion by 2022
Goldman Sachs | PricewaterhouseCoopers

THE MUSIC INDUSTRY IS EVOLVING
The streaming market in 2019 was larger than
the entire U.S. recorded music market in 2017
YouTube is the largest global music force
Live-streaming is up by 99% year over year, 45% alone in March and April
Video streams are up 27.1% year over year, and have outperformed audio in 2020 growth
Music revenue will be driven by
streaming, globalization, new tech & form factors
The Motley Fool | Forbes Future of Music | The Verge | Forbes | Goldman Sachs

THE CURRENT MARKET IS GROWING
"mySongbird will have an incredible trajectory, especially given the current market is primed for this type of behavior. I do think ramp up time is typical for a year or two while libraries are being built out, features are being created, and name recognition is growing to convert viewers
Spotify Growth Timeline
Social Features & Platform Integrations
Spotify founded
Product launched
Mobile app
US market entry
Facebook integration
Web-based player
Student plan
Family plan
Discover Weekly
Uber Daily Mix
GOODWATER

into subscribers."
Linda Johnson, Social Deviant | Goodwater Capital

MYSONGBIRD WILL REVOLUTIONIZE THE MUSIC INDUSTRY
OUR MODEL ALLOWS FANS TO INVEST
We believe we will create the ultimate concert viewing experience that aligns interests of the fans, the artists, and the world as a whole.
Fans can own a piece of the action.

HOW MYSONGBIRD WILL REVOLUTIONIZE THE MUSIC INDUSTRY
UNIQUE TECHNOLOGY FOR CONCERT STREAMING

MYWAY™ INTERACTIVE VIEWING PLATFORM
UNIQUE VIEWER EXPERIENCE
mySongbird
Choose your live camera
DIRECTORS CUT
thisisarizonamusic
thisisarizonamusic
@arizona
ThisIsArizonaMusic

MYSONGBIRD REVENUE POTENTIAL
Assuming we can capture just 5% of the TAM at an average revenue per customer of $99/yr
$2.4B+

Disclaimer: These projections cannot be guaranteed.

THE MYSONGBIRD TEAM
Unique and deeply skilled team with over a century of combined experience in the technology, music, and entertainment industries.
EXECUTIVE TEAM
Michael Mountford
Founder & CEO
Mike Mountford is a proven executive and entrepreneur with nearly 40 years of experience operating, growing and acquiring home satellite television services in the United States. Founding his first company, Earth Terminal TV, at the age of 27, Mike grew the business from a start-up to one of the nation's top satellite distribution companies by the mid-1990s.
Stephen Prendergast
Executive Vice President
Entrepreneurial leader with expertise in business development, innovation, and rapid business growth in music, media, sports, and digital content
Live Nation, Ninja Metrics, official COMMUNITY
Meghan Thornton
Vice President + GM
WGA Award-nominated writer; proven creative and technical expertise across film and gaming industries
FoxNext Games, Telltale Games, Industrial Light and Magic
Robert Angone
EP Creative Director
Award winning end-to-end acquisition campaigns, content strategy, visual design and user experience
Leo Burnett, Arc Worldwide, Razorfish, Avanade
Omar Lopez
Artist + Producer
Producer, Singer, Songwriter, Musician, and artist from Houston TX; currently working for mySongbird

USE OF FUNDS



Raising Funds for
-Additional artist streaming contracts
-Acquiring more legacy concerts
-Platform development, and marketing

Target: $5,000,000

Funds come from a crowdfunded Regulation CF offering

Initial funds will be deployed for growth

- MVP of mySongbird™ platform launched 2/9/21
- Marketing to music concert fans
- Targeting major concert artists contracts
- Children, Christian, Classical music growth areas
- Additional trademark myWay™ productions
- Continued app development/deployment Spring '21
- Rollout of ad-supported free TV channel
- Development of mySongbird™ Label

EXIT STRATEGY



Two paybacks:

#1:
From our four primary revenue streams: Subscription, PPV / premium events, ad supported, merchandise

#2:
From the planet-saving inventions that come from mySongbird: providing the funding and business skills needed to assist companies and entrepreneurs in finding solutions to environmental issues

Fans own shares!

Regulation CF offering now!
$.11/share!

Purchase shares **now** at a discount to our anticipated IPO

Offer expires at $5,000,000 raise!



Thank You
Let's be a Force for Good, Together
mySongbird
A FORCE FOR GOOD
Contact: Mike@mySongbird.com